MERIDIAN WASTE SOLUTIONS, inc.

oNE GLENLAKE PARWAY NE, SUITE 900

ATLANTA, ga 30328

December 21, 2017

VIA EDGAR

Pamela Long

Assistant Director

Office of Manufacturing and Construction

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Meridian Waste Solutions, Inc. Registration Statement on Form S-3, as amended Filed on November 22, 2017 File No. 333-221731

Dear Ms. Long:

Meridian Waste Solutions, Inc. (the “Company”) respectfully requests, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), that the U.S. Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement on Form S-3 filed on November 22, 2017, as amended (the “Registration Statement”), so that it may become effective at 10:00 a.m. Eastern Standard Time on December 22, 2017 or as soon thereafter as practicable. The Company would also appreciate telephone notice of such effectiveness to Joseph Lucosky at (732) 395-4402.

In connection with the Company’s request for acceleration of effectiveness of the Registration Statement, the Company acknowledges the following:

(1)	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very Truly Yours,

/s/ Jeffrey Cosman

Jeffrey Cosman

Chief Executive Officer

Meridian Waste Solutions, Inc.